Filed by MAF Bancorp, Inc.
                              (Commission File No. 0-18121) pursuant to Rule 425
                                               under the Securities Act of 1933.

                                         Subject Company: Mid Town Bancorp, Inc.

     MAF Bancorp, Inc. ("MAF Bancorp") announced previously that it has agreed to acquire Mid Town Bancorp, Inc. ("Mid Town Bancorp") in a stock and cash transaction valued at $69 million.

     MAF expects to achieve significant cost savings following the integration of the two companies' respective organizations. The data processing conversion is expected to be completed by February 2002. MAF expects the transaction to be approximately 1% accretive to earnings per share in 2002, and 2% in 2003, under the current accounting for purchase transactions, which requires goodwill to be amortized through the income statement. MAF expects to fund the cash portion of the acquisition with internal funds, and approximately $30 million of external Bank debt.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY MAF BANCORP ON JULY 19, 2001: